
03023792

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for June 23, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-105643
(SEC File Number, if Available)


PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this June 23, 2003.

CWABS, INC.

By: 
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANC SECURITIES, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-3

NY1 5399627v3

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

ABS New Transaction

Computational Materials

$830,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-3


Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a Statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWABS publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.



Preliminary Term Sheet | *Date Prepared: June 20, 2003*

$830,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-3

Class [1,2,3]	Principal Amount	WAL Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A-1	65,448,000	1.00 / 1.00	1-22 / 1-22	AAA/Aaa	February 2022	Floating Rate Senior
1-A-2	10,933,000	2.00 / 2.00	22-26 / 22-26	AAA/Aaa	January 2024	Fixed Rate Sequential
1-A-3	39,918,000	3.00 / 3.00	26-50 / 26-50	AAA/Aaa	March 2030	Fixed Rate Sequential
1-A-4	16,671,000	5.00 / 5.00	50-74 / 50-74	AAA/Aaa	February 2032	Fixed Rate Sequential
1-A-5	18,080,000	6.82 / 10.47	74-83 / 74-222	AAA/Aaa	November 2033	Fixed Rate Sequential
1-A-6	19,000,000	6.01 / 6.62	41-83 / 41-220	AAA/Aaa	September 2033	Fixed Rate Lockout
2-A-1	105,000,000	0.73 / 0.73	1-15 / 1-15	AAA/Aaa	May 2018	Floating Rate Senior
2-A-2	253,000,000	3.19 / 3.45	15-83 / 15-181	AAA/Aaa	November 2033	Floating Rate Senior
3-A	214,800,000			Not Offered		Floating Rate Senior
M-1	33,200,000	4.68 / 5.13	39-83 / 39-139	AA+/Aa2	August 2033	Floating Rate Mezzanine
M-2	10,375,000	4.65 / 5.04	38-83 / 38-122	AA+/Aa3	June 2033	Floating Rate Mezzanine
M-3	12,450,000	4.64 / 4.96	38-83 / 38-115	AA+/A1	May 2033	Floating Rate Mezzanine
M-4	8,300,000	4.64 / 4.86	37-83 / 37-104	AA/A2	March 2033	Floating Rate Mezzanine
M-5	8,300,000	4.61 / 4.70	37-83 / 37-95	A+/A3	December 2032	Floating Rate Mezzanine
M-6	6,225,000	4.48 / 4.48	37-82 / 37-82	A-/Baa1	July 2032	Floating Rate Mezzanine
B	8,300,000	3.88 / 3.88	37-69 / 37-69	BBB/Baa2	November 2031	Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	**$830,000,000**					

(1) The Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5 and 1A-6 Certificates (collectively, the "Class 1-A Certificates") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1 and 2-A-2 Certificates (the "Class 2-A Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (together, with the Class 1-A and Class 2-A Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain condition referred to under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Groups. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates (the "Subordinate Certificates") are backed by the cashflows from all of the Mortgage Loans.

(2) The margins on the Class 1-A-1, Class 2-A and Class 3-A Certificates double and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class 1-A-5 and Class 1-A-6 Certificates increases by 0.50% after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Rating Agency Contacts: David Glehan, Standard & Poors., 212.438.7324; Candice Nonas, Moodys Investor Service, Inc., 212.553.4087.

Trust:	Asset-Backed Certificates, Series 2003-3.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (the Class 3-A Certificates are not being offered hereby) and the Subordinate Certificates are collectively referred to herein as the "*Offered Certificates.*"



Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates.
Floating Rate Certificates:	The "***Floating Rate Certificates***" consist of the Class 1-A-1, Class 2-A, Class 3-A and Subordinate Certificates.
Fixed Rate Certificates:	The "***Fixed Rate Certificates***" consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates).
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	June 1, 2003.
Cut-off Date:	The later of June 1, 2003, or the origination date of such Mortgage Loan.
Expected Pricing Date:	June [24], 2003.
Expected Closing Date:	June [30], 2003.
Expected *Settlement Date:*	June [30], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from June 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of

30% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Closing Date Pool"***). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately $829,999,433 of which: (i) approximately $190,000,396 were fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $280,139,906 and $119,860,127, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***") and (iii) approximately $169,859,736 and $70,139,268, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the ***"Group 3 Mortgage Loans"*** and, together with the Group 1 Mortgage Loans and Group 2 Mortgage Loans, the ***"Mortgage Loans;"*** and the fixed rate Mortgage Loans or the adjustable rate Mortgage Loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***).

Pass-Through Rate:

The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap:

The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (ii) with respect to the Class 2-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Loan Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (iii) with respect to the Class 3-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) and (iv) with respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1, Group 2 and Group 3 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class 1-A Certificates), on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any such shortfalls from previous

Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under *"Certificates Priority of Distributions"* below and, as it relates to the Class 2-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Cap Contracts.

Cap Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the CWABS 2003-3 Class 2-A, Class 3-A and Subordinate Certificates (the ***"Class 2-A Cap Contract," "Class 3-A Cap Contract"*** and ***"Subordinate Cap Contract,"*** respectively). On the Closing Date, the notional amount of the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will equal approximately $137,839,145, $115,729,793 and $37,999,979, respectively, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will be 5.59%, 5.65% and 5.00% per annum, respectively. Payments received on the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract with respect to a Distribution Date will be available to pay the holders of the Class 2-A, Class 3-A and Subordinate Certificates, respectively (in the case of the Class 2-A and Subordinated Certificates, on a pro rata basis, as more fully described in the offering document). Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Mortgage Insurance
2) Excess Cashflow
3) Overcollateralization
4) Subordination

Class	S&P/ Moody's	Subordination (after initial target is reached)
1-A	AAA/Aaa	11.20%
2-A	AAA/Aaa	11.20%
3-A	AAA/Aaa	11.20%
M-1	AA+/Aa2	7.20%
M-2	AA+/Aa3	5.95%
M-3	AA+/A1	4.45%
M-4	AA/A2	3.45%
M-5	A+/A3	2.45%
M-6	A-/Baa1	1.70%
B	BBB/Baa2	0.70%

Mortgage Insurance:

As of the Sample Pool Calculation Date, approximately 87.16% of the Mortgage Loans are covered by a private mortgage insurance policy issued by either UGI (the ***"UGI Policy"***) or Triad (the ***"Triad Policy"***) (either the UGI Policy or the Triad Policy, a ***"MI Policy"***). For each of these Mortgage Loans, the MI Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization:

The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in October 2003) relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("*O/C*"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Payment Date occurring in September 2003, after which time the required Overcollateralization Target will be equal to 0.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, the Overcollateralization target will be equal to 1.40% of the principal balance of the related Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "O/C Floor") of the aggregate principal balance of the related Mortgage Loans for each related Loan Group as of the Cut-off Date.

Provided, however, that if certain Trigger Events (as described below) are in effect on the related Distribution Date, the O/C target will be equal to the Initial Target.

Stepdown Date:

The earlier to occur of:
- (i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
- (ii) the later to occur of:
  - *a.* the Distribution Date in July 2006.
  - *b.* the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 77.60% of the principal balance of the Mortgage Loans for such Distribution Date.

Delinquency Trigger Event:

With respect to the Certificates, a ***"Delinquency Trigger Event"*** will occur if the product of (a) 1.60 and (b) the three month rolling average 60+ day delinquency percentage for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior Class of Certificates as of the preceding master servicer advance date, and (b) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
July 2006 – June 2007.............	2.00%
July 2007 – June 2008.............	2.85%
July 2008 – June 2009.............	3.60%
July 2009 – and thereafter..........	3.90%

Allocation of Losses:

Any realized losses from a Loan Group (after collections under the related MI Policy) not covered by Excess Interest or O/C will be allocated to the Subordinate Certificates in reverse order of their payment priorities, in each case, until the respective class principal balance of each Class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to Loan Group 1, Loan Group 2 and Loan Group 3, respectively, current and unpaid interest concurrently to the Class 1-A, Class 2-A and Class 3-A Certificates, respectively, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to Loan Group 1, to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below), (b) from principal funds related to Loan Group 2, sequentially, to the Class 2-A-1 and 2-A-2 Certificates, (c) from principal funds related to Loan Group 3, to the Class 3-A Certificates, then (d) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates, each as described under "Principal Paydown" below;
3) Beginning on the payment date in October 2003, any remaining Excess Cashflow, to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
5) Any remaining Excess Cashflow, to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contracts, as provided below;
6) To the Class C Certificates, any remaining amount.

** As described in the prospectus supplement, principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.*

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contracts to cover Net Rate Carryover) shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).



On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A, Class 2-A and Class 3-A Certificates will have 22.40% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 14.40% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 11.90% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.90% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.90% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 4.90% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.40% Subordination and (viii) eighth, to the Class B Certificates such that the Class B Certificates will have 1.40% Subordination; each subject to the O/C Floor.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin/Yield Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	10.26	1.18	1.00	0.88	0.75
MDUR (yr)	9.56	1.18	1.00	0.88	0.75
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04

Class 1-A-1 (To Maturity)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	10.26	1.18	1.00	0.88	0.75
MDUR (yr)	9.56	1.18	1.00	0.88	0.75
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04

Class 1-A-2 (To Call)

Coupon 1.848%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	1.847	1.803	1.792	1.781	1.765
WAL (yr)	19.12	2.44	2.00	1.70	1.40
MDUR (yr)	15.97	2.36	1.95	1.66	1.37
First Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04
Last Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04

Class 1-A-2 (To Maturity)

Coupon 1.848%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	1.847	1.803	1.792	1.781	1.765
WAL (yr)	19.12	2.44	2.00	1.70	1.40
MDUR (yr)	15.97	2.36	1.95	1.66	1.37
First Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04
Last Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04

(1) See definition of Pricing Prepayment Speed above.

Class 1-A-3 (To Call)

Coupon 2.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.302	2.268	2.258	2.246	2.230
WAL (yr)	23.35	3.74	3.00	2.46	1.96
MDUR (yr)	17.86	3.54	2.87	2.36	1.89
First Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04
Last Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05

Class 1-A-3 (To Maturity)

Coupon 2.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.302	2.268	2.258	2.246	2.230
WAL (yr)	23.35	3.74	3.00	2.46	1.96
MDUR (yr)	17.86	3.54	2.87	2.36	1.89
First Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04
Last Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05

Class 1-A-4 (To Call)

Coupon 3.319%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.330	3.305	3.293	3.283	3.258
WAL (yr)	27.23	6.82	5.00	4.07	2.80
MDUR (yr)	17.67	6.00	4.53	3.75	2.63
First Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05
Last Prin Pay	Aug31	Mar12	Aug09	Mar08	Jul07

Class 1-A-4 (To Maturity)

Coupon 3.319%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.330	3.307	3.293	3.283	3.258
WAL (yr)	27.23	6.85	5.00	4.07	2.80
MDUR (yr)	17.67	6.02	4.53	3.75	2.63
First Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05
Last Prin Pay	Aug31	Oct12	Aug09	Mar08	Jul07

Class 1-A-5 (To Call)

Coupon	4.202%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.222	4.200	4.191	4.180	4.167
WAL (yr)	28.52	8.74	6.82	5.43	4.32
MDUR (yr)	16.33	7.17	5.82	4.77	3.87
First Prin Pay	Aug31	Mar12	Aug09	Mar08	Jul07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 1-A-5 (To Maturity)

Coupon	4.202%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.227	4.352	4.351	4.331	4.250
WAL (yr)	29.06	13.45	10.47	7.94	5.19
MDUR (yr)	16.49	9.95	8.17	6.50	4.53
First Prin Pay	Aug31	Oct12	Aug09	Mar08	Jul07
Last Prin Pay	May33	Sep25	Dec21	Dec18	Sep15

Class 1-A-6 (To Call)

Coupon	3.537%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.541	3.523	3.519	3.513	3.504
WAL (yr)	13.74	6.72	6.01	5.21	4.37
MDUR (yr)	10.44	5.84	5.31	4.68	3.99
First Prin Pay	Jul06	Aug06	Nov06	Feb07	Jul07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 1-A-6 (To Maturity)

Coupon	3.537%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.541	3.538	3.562	3.607	3.664
WAL (yr)	13.74	6.95	6.62	6.44	6.36
MDUR (yr)	10.44	6.01	5.76	5.63	5.56
First Prin Pay	Jul06	Aug06	Nov06	Feb07	Jul07
Last Prin Pay	Mar33	Jul25	Oct21	Oct18	Jul15

Class 2-A-1 (To Call)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	8.22	0.85	0.73	0.65	0.57
MDUR (yr)	7.79	0.85	0.73	0.65	0.57
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Nov17	Dec04	Sep04	Jul04	May04

Class 2-A-1 (To Maturity)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	8.22	0.85	0.73	0.65	0.57
MDUR (yr)	7.79	0.85	0.73	0.65	0.57
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Nov17	Dec04	Sep04	Jul04	May04

Class 2-A-2 (To Call)

Margin 0.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	23.00	4.05	3.19	2.55	2.03
MDUR (yr)	19.68	3.94	3.13	2.52	2.01
First Prin Pay	Nov17	Dec04	Sep04	Jul04	May04
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 2-A-2 (To Maturity)

Margin 0.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	32	32	32	32
WAL (yr)	23.09	4.38	3.45	2.77	2.19
MDUR (yr)	19.74	4.22	3.36	2.71	2.17
First Prin Pay	Nov17	Dec04	Sep04	Jul04	May04
Last Prin Pay	May33	Feb22	Jul18	Dec15	Apr13

Class M-1 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	25.98	5.71	4.68	4.15	3.93
MDUR (yr)	20.92	5.43	4.50	4.03	3.82
First Prin Pay	Nov24	Jul06	Sep06	Nov06	Jan07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-1 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	67
WAL (yr)	26.11	6.26	5.13	4.54	4.22
MDUR (yr)	21.00	5.89	4.90	4.37	4.09
First Prin Pay	Nov24	Jul06	Sep06	Nov06	Jan07
Last Prin Pay	Feb33	Nov17	Jan15	Jan13	Dec10

Class M-2 (To Call)

Margin 0.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	90	90	90	90
WAL (yr)	25.98	5.70	4.65	4.06	3.73
MDUR (yr)	20.27	5.38	4.45	3.91	3.61
First Prin Pay	Nov24	Jul06	Aug06	Oct06	Nov06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-2 (To Maturity)

Margin 0.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	93	93	93	93
WAL (yr)	26.10	6.17	5.04	4.39	3.97
MDUR (yr)	20.34	5.76	4.78	4.20	3.83
First Prin Pay	Nov24	Jul06	Aug06	Oct06	Nov06
Last Prin Pay	Dec32	Mar16	Aug13	Oct11	Jan10

Class M-3 (To Call)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.98	5.70	4.64	4.02	3.64
MDUR (yr)	19.77	5.34	4.40	3.86	3.51
First Prin Pay	Nov24	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-3 (To Maturity)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	113	113	113	113
WAL (yr)	26.09	6.10	4.96	4.30	3.85
MDUR (yr)	19.83	5.66	4.68	4.10	3.70
First Prin Pay	Nov24	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Nov32	Jul15	Jan13	Apr11	Aug09

Class M-4 (To Call)

Margin	1.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	135
WAL (yr)	25.98	5.70	4.64	4.00	3.58
MDUR (yr)	19.17	5.29	4.37	3.81	3.44
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Sep06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-4 (To Maturity)

Margin	1.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	138	138	138	137
WAL (yr)	26.06	5.98	4.86	4.19	3.72
MDUR (yr)	19.22	5.51	4.56	3.97	3.57
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Sep06
Last Prin Pay	Sep32	May14	Feb12	Jul10	Jan09



Class M-5 (To Call)

Margin	1.750%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	175	175	175	175	175
WAL (yr)	25.98	5.70	4.61	3.97	3.54
MDUR (yr)	18.27	5.21	4.30	3.75	3.37
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-5 (To Maturity)

Margin	1.750%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	175	176	176	177	176
WAL (yr)	26.02	5.81	4.70	4.05	3.59
MDUR (yr)	18.29	5.30	4.37	3.81	3.42
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Jun32	Jun13	May11	Nov09	Jul08

Class M-6 (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.91	5.54	4.48	3.85	3.42
MDUR (yr)	15.77	4.87	4.04	3.53	3.17
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Aug06
Last Prin Pay	Jan32	Feb12	Apr10	Jan09	Nov07

Class M-6 (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.91	5.54	4.48	3.85	3.42
MDUR (yr)	15.77	4.87	4.04	3.53	3.17
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Aug06
Last Prin Pay	Jan32	Feb12	Apr10	Jan09	Nov07

Class B (To Call)

Margin	3.500%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.33	4.78	3.88	3.37	3.13
MDUR (yr)	14.75	4.23	3.51	3.09	2.89
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	May31	Sep10	Mar09	Feb08	Feb07

Class B (To Maturity)

Margin	3.500%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.33	4.78	3.88	3.37	3.13
MDUR (yr)	14.75	4.23	3.51	3.09	2.89
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	May31	Sep10	Mar09	Feb08	Feb07

[Available Funds Schedules and Collateral Tables to Follow]



Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.978	9.100
2	5.627	7.755
3	5.628	7.764
4	5.815	7.961
5	5.628	7.786
6	5.815	7.989
7	5.628	7.818
8	5.628	7.838
9	6.016	8.248
10	5.628	7.885
11	5.816	8.104
12	5.619	7.942
13	5.806	8.165
14	5.619	8.015
15	5.619	8.053
16	5.806	8.279
17	5.619	8.132
18	5.806	8.360
19	5.619	8.215
20	5.619	8.259
21	6.221	8.906
22	5.619	8.350
23	5.800	9.130
24	5.604	9.128
25	5.791	9.128
26	5.605	9.140
27	5.604	9.338
28	5.791	9.618
29	5.604	9.730
30	5.791	10.022
31	5.604	9.899
32	5.604	9.990
33	6.205	10.757
34	5.604	10.185
35	5.791	9.726
36	5.638	10.176
37	5.825	10.492
38	5.637	10.192
39	5.637	10.128
40	5.824	10.299
41	5.636	10.221
42	5.824	10.375
43	5.635	10.113
44	5.635	10.129
45	6.239	10.775
46	5.634	9.960
47	5.822	10.296
48	5.620	10.558
49	5.807	10.845
50	5.619	10.582
51	5.618	10.593
52	5.805	10.661
53	5.617	10.397
54	5.804	10.975
55	5.617	10.690
56	5.616	10.694
57	6.003	11.293
58	5.615	10.704
59	5.802	10.995
60	5.614	11.029
61	5.801	11.327
62	5.613	11.036
63	5.613	11.040
64	5.800	11.337
65	5.612	11.048
66	5.799	11.344
67	5.611	11.058
68	5.611	11.063
69	6.211	11.997
70	5.610	11.073
71	5.796	11.367
72	5.609	10.975
73	5.795	11.266
74	5.608	10.985
75	5.607	10.990
76	5.794	11.280
77	5.606	11.002
78	5.793	11.291
79	5.605	11.014
80	5.605	11.021
81	6.205	11.929
82	5.604	11.034
83	5.790	11.321

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.1000%, 6-Month LIBOR stays at 1.0400%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

Class 3-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.283	10.219
2	5.873	8.818
3	5.873	8.829
4	6.068	9.038
5	5.872	8.859
6	6.067	9.075
7	5.871	8.902
8	5.870	8.928
9	6.274	9.363
10	5.869	8.993
11	6.064	9.231
12	5.864	9.079
13	6.059	9.226
14	5.863	9.079
15	5.862	9.130
16	6.057	9.378
17	5.862	9.236
18	6.057	9.486
19	5.861	9.347
20	5.860	9.406
21	6.488	10.094
22	5.859	9.528
23	6.137	9.631
24	5.927	9.644
25	6.118	10.103
26	5.914	10.164
27	5.915	10.098
28	6.111	10.073
29	5.912	10.172
30	6.108	10.478
31	5.910	10.354
32	5.908	10.451
33	6.540	10.878
34	5.906	10.280
35	6.101	10.821
36	6.001	10.130
37	6.199	10.446
38	5.997	10.142
39	5.994	10.083
40	6.192	10.267
41	5.990	10.176
42	6.188	10.553
43	5.986	10.280
44	5.984	10.295
45	6.623	11.165
46	5.980	9.932
47	6.177	10.295
48	5.968	10.557
49	6.165	10.848
50	5.964	10.572
51	5.962	10.580
52	6.158	10.870
53	5.958	10.596
54	6.154	10.974
55	5.953	10.677
56	5.951	10.677
57	6.359	11.290
58	5.946	10.679
59	6.142	10.974
60	5.942	10.976
61	6.138	11.278
62	5.938	10.975
63	5.935	10.975
64	6.131	11.275
65	5.931	10.975
66	6.126	11.274
67	5.926	10.976
68	5.924	10.976
69	6.556	11.931
70	5.920	10.978
71	6.114	11.275
72	5.915	10.981
73	6.110	11.277
74	5.910	10.985
75	5.908	10.987
76	6.103	11.281
77	5.904	10.992
78	6.098	11.284
79	5.899	10.997
80	5.897	11.001
81	6.526	11.929
82	5.892	11.008
83	6.086	11.298

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.1000%, 6-Month LIBOR stays at 1.0400%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.



Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.083	9.743
2	5.712	8.361
3	5.712	8.346
4	5.902	8.517
5	5.899	8.320
6	6.284	8.501
7	6.092	8.295
8	6.092	8.276
9	6.512	8.653
10	6.092	8.228
11	6.294	8.397
12	6.078	8.166
13	6.281	8.337
14	6.078	8.119
15	6.078	8.097
16	6.280	8.272
17	6.078	8.055
18	6.280	8.233
19	6.077	8.016
20	6.077	7.997
21	6.728	8.621
22	6.077	7.962
23	6.301	8.549
24	6.083	8.296
25	6.284	8.484
26	6.079	8.244
27	6.079	8.220
28	6.281	8.401
29	6.078	8.343
30	6.280	8.530
31	6.077	8.276
32	6.077	8.244
33	6.728	8.919
34	6.076	8.180
35	6.278	8.558
36	6.116	8.791
37	6.319	8.999
38	6.028	8.749
39	6.062	8.936
40	6.306	9.406
41	6.154	9.631
42	6.359	10.214
43	6.162	9.935
44	6.175	9.967
45	6.852	10.827
46	6.202	10.033
47	6.423	10.378
48	6.213	10.526
49	6.435	10.832
50	6.243	10.594
51	6.260	10.630
52	6.486	10.941
53	6.294	10.706
54	6.522	11.409
55	6.330	11.162
56	6.350	11.202
57	6.809	11.837
58	6.390	11.288
59	6.625	11.620
60	6.434	11.611
61	6.672	11.953
62	6.480	11.707
63	6.505	11.758
64	6.748	11.380
65	6.557	11.129
66	6.804	11.473
67	6.613	11.224
68	6.643	11.274
69	7.388	12.290
70	6.705	11.382
71	6.963	11.740
72	6.773	11.498
73	7.035	11.863
74	6.846	11.625
75	6.884	11.692
76	7.155	12.068
77	6.966	11.835
78	7.243	12.220
79	7.054	11.991
80	7.101	12.074
81	7.917	13.164
82	7.202	12.250
83	7.497	12.659

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.1000%, 6-Month LIBOR stays at 1.0400%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.



Aggregate
(ARM and Fixed $829,999,433)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	4,967			
Total Outstanding Loan Balance	$829,999,433			
Average Loan Balance	$167,103	$9,902	to	$955,364
WA Mortgage Rate	7.432%	4.750%	to	16.250%
Net WAC	5.902%	3.051%	to	15.741%
ARM Characteristics				
WA Gross Margin	6.621%	2.750%	to	12.250%
WA Months to First Roll	31	4	to	36
WA First Periodic Cap	1.876%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.406%	1.000%	to	3.000%
WA Lifetime Cap	14.375%	9.750%	to	19.500%
WA Lifetime Floor	7.507%	2.750%	to	14.550%
WA Original Term (months)	352	120	to	360
WA Remaining Term (months)	351	116	to	360
WA LTV	80.29%	5.30%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	610			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	81.33%			
Percentage of Pool Secured by: 1st Liens	99.06%			
Percentage of Pool Secured by: 2nd Liens	0.94%			
Prepay Penalty (Hard/Soft): N	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.26%	SFR: 79.69%	FULL DOC: 74.37%	RFCO: 68.34%	OOC: 97.77%	A: 66.80%	0: 18.67%
FL: 7.34%	PUD: 11.96%	STATED: 25.34%	PURCH: 23.54%	NOO: 1.69%	A-: 12.19%	12: 5.80%
NY: 4.10%	CONDO: 5.06%	SIMPLE: 0.29%	REFI: 8.11%	2ND: 0.54%	B: 11.30%	13: 0.19%
TX: 3.93%	2 FAM: 1.82%				C: 6.46%	24: 17.55%
MA: 3.71%	MANUF: 0.46%				C-: 2.70%	25: 0.01%
					D: 0.55%	30: 0.02%
						34: 0.01%
						36: 34.95%
						48: 0.01%
						Truncated...

Aggregate
(ARM and Fixed $829,999,433)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	2	$314,581	0.04
2/28 LIBOR	845	$143,282,036	17.26
3/27 LIBOR	1,745	$306,403,025	36.92
FIXED 10YR	2	$111,138	0.01
FIXED 15YR - CC	15	$1,602,303	0.19
FIXED 15YR	217	$24,816,911	2.99
FIXED 20YR	13	$1,631,941	0.20
FIXED 30YR - CC	160	$26,473,129	3.19
FIXED 30YR	1,742	$314,088,074	37.84
FIXED 10YR - 2ND	4	$72,302	0.01
FIXED 15YR - 2ND	58	$2,293,530	0.28
FIXED 20YR - 2ND	37	$1,455,482	0.18
FIX30/15 BAL	31	$3,467,079	0.42
FIX30/15 BAL - 2ND	96	$3,987,901	0.48
	4,967	$829,999,433	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	60	$1,140,270	0.14
$ 25,000.01 to $50,000	237	$9,388,470	1.13
$ 50,000.01 to $75,000	503	$31,975,281	3.85
$ 75,000.01 to $100,000	646	$57,154,723	6.89
$100,000.01 to $150,000	1,130	$141,964,042	17.10
$150,000.01 to $200,000	957	$165,961,328	20.00
$200,000.01 to $250,000	558	$125,265,825	15.09
$250,000.01 to $300,000	376	$102,681,791	12.37
$300,000.01 to $350,000	205	$66,205,186	7.98
$350,000.01 to $400,000	143	$54,074,271	6.51
$400,000.01 to $450,000	61	$26,012,462	3.13
$450,000.01 to $500,000	51	$24,439,233	2.94
$500,000.01 to $550,000	12	$6,298,257	0.76
$550,000.01 to $600,000	19	$10,840,057	1.31
$600,000.01 to $650,000	2	$1,251,924	0.15
$650,000.01 to $700,000	2	$1,319,232	0.16
$700,000.01 to $750,000	3	$2,156,696	0.26
$900,000.01 to $950,000	1	$915,021	0.11



Aggregate
(ARM and Fixed $829,999,433)

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$950,000.01 to $1,000,000	1	$955,364	0.12
	4,967	$829,999,433	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	5	$855,740	0.10
5.001 - 5.500	26	$4,442,658	0.54
5.501 - 6.000	146	$37,072,407	4.47
6.001 - 6.500	414	$94,622,810	11.40
6.501 - 7.000	1,203	$242,376,696	29.20
7.001 - 7.500	775	$138,995,944	16.75
7.501 - 8.000	840	$137,963,941	16.62
8.001 - 8.500	448	$66,784,070	8.05
8.501 - 9.000	417	$52,686,338	6.35
9.001 - 9.500	176	$19,816,711	2.39
9.501 - 10.000	200	$16,244,090	1.96
10.001 - 10.500	75	$5,971,312	0.72
10.501 - 11.000	124	$6,793,915	0.82
11.001 - 11.500	52	$2,482,295	0.30
11.501 - 12.000	43	$2,020,068	0.24
12.001 - 12.500	8	$327,020	0.04
12.501 - 13.000	3	$149,374	0.02
13.001 - 13.500	5	$109,871	0.01
13.501 - 14.000	4	$196,669	0.02
14.001 - 14.500	1	$16,918	0.00
14.501 - 15.000	1	$29,887	0.00
16.001 - 16.500	1	$40,699	0.00
	4,967	$829,999,433	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	6	$183,441	0.02
121 - 180	417	$36,167,725	4.36



Aggregate
(ARM and Fixed $829,999,433)

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
181 - 300	50	$3,087,423	0.37
301 - 360	4,494	$790,560,845	95.25
	4,967	$829,999,433	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	183	$20,247,731	2.44
50.01-55.00	102	$15,865,919	1.91
55.01-60.00	147	$22,872,504	2.76
60.01-65.00	259	$39,872,350	4.80
65.01-70.00	406	$67,327,446	8.11
70.01-75.00	540	$96,068,671	11.57
75.01-80.00	1,063	$185,232,132	22.32
80.01-85.00	575	$104,257,929	12.56
85.01-90.00	807	$147,926,252	17.82
90.01-95.00	266	$46,936,645	5.66
95.01-100.00	619	$83,391,852	10.05
	4,967	$829,999,433	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	50	$4,990,462	0.60
AK	2	$306,899	0.04
AZ	97	$12,595,467	1.52
AR	36	$3,332,739	0.40
CA	1,547	$334,137,414	40.26
CO	106	$20,619,093	2.48
CT	38	$6,887,026	0.83
DE	5	$583,841	0.07
DC	2	$664,134	0.08
FL	454	$60,954,114	7.34
GA	143	$20,323,215	2.45
HI	57	$13,654,400	1.65



Aggregate
(ARM and Fixed $829,999,433)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
ID	30	$3,087,450	0.37
IL	103	$19,506,172	2.35
IN	63	$6,045,213	0.73
IA	12	$988,612	0.12
KS	25	$2,858,547	0.34
KY	30	$2,924,912	0.35
LA	66	$7,649,779	0.92
ME	16	$1,866,918	0.22
MD	86	$15,658,175	1.89
MA	156	$30,822,035	3.71
MI	205	$23,773,772	2.86
MN	48	$7,646,530	0.92
MS	35	$3,384,250	0.41
MO	103	$10,228,230	1.23
MT	6	$788,667	0.10
NE	10	$930,306	0.11
NV	75	$10,978,129	1.32
NH	22	$3,417,719	0.41
NJ	93	$19,023,439	2.29
NM	11	$2,371,776	0.29
NY	155	$34,016,799	4.10
NC	64	$8,041,884	0.97
OH	79	$8,478,153	1.02
OK	29	$2,272,845	0.27
OR	69	$9,836,000	1.19
PA	81	$10,345,681	1.25
RI	22	$3,571,581	0.43
SC	13	$1,142,480	0.14
SD	4	$339,661	0.04
TN	90	$9,645,574	1.16
TX	251	$32,595,719	3.93
UT	65	$10,066,621	1.21
VT	1	$84,000	0.01
VA	99	$14,246,824	1.72
WA	145	$24,987,950	3.01
WV	8	$891,921	0.11
WI	48	$5,051,358	0.61
WY	12	$1,384,945	0.17
	4,967	$829,999,433	100.00

Aggregate
(ARM and Fixed $829,999,433)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	11	$1,791,132	0.22
761 - 780	17	$3,290,572	0.40
741 - 760	44	$8,680,457	1.05
721 - 740	51	$7,677,482	0.92
701 - 720	76	$14,301,072	1.72
681 - 700	145	$25,711,683	3.10
661 - 680	317	$53,184,420	6.41
641 - 660	508	$90,276,252	10.88
621 - 640	710	$126,012,444	15.18
601 - 620	735	$129,207,434	15.57
581 - 600	814	$139,541,282	16.81
561 - 580	613	$98,465,763	11.86
541 - 560	483	$72,419,224	8.73
521 - 540	276	$37,219,865	4.48
501 - 520	153	$21,026,260	2.53
500 or Less	8	$850,126	0.10
NOT SCORED	6	$343,964	0.04
	4,967	$829,999,433	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	4,029	$661,423,067	79.69
PUD	502	$99,295,786	11.96
CONDO	273	$41,990,617	5.06
2 FAM	87	$15,145,507	1.82
MANUF	38	$3,816,866	0.46
3 FAM	13	$2,928,442	0.35
4 FAM	12	$2,833,512	0.34
HI CONDO	13	$2,565,635	0.31
	4,967	$829,999,433	100.00



Aggregate
(ARM and Fixed $829,999,433)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	3,316	$567,262,396	68.34
PURCH	1,257	$195,404,681	23.54
REFI	394	$67,332,356	8.11
	4,967	$829,999,433	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	4,821	$811,459,909	97.77
NOO	116	$14,061,401	1.69
2ND HM	30	$4,478,123	0.54
	4,967	$829,999,433	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	3,874	$617,292,090	74.37
STATED	1,075	$210,332,211	25.34
SIMPLE	18	$2,375,132	0.29
	4,967	$829,999,433	100.00

Gross Margin
(Excludes 2,375 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	3	$457,827	0.10
3.001 - 4.000	12	$2,471,314	0.55
4.001 - 5.000	126	$28,715,990	6.38
5.001 - 6.000	557	$113,970,413	25.33
6.001 - 7.000	900	$160,833,954	35.74
7.001 - 8.000	674	$106,878,208	23.75
8.001 - 9.000	200	$25,964,451	5.77
9.001 - 10.000	76	$7,147,138	1.59
10.001 - 11.000	34	$2,769,505	0.62

Aggregate
(ARM and Fixed $829,999,433)

Gross Margin
(Excludes 2,375 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 12.000	9	$727,890	0.16
12.001 - 13.000	1	$62,953	0.01
	2,592	$449,999,642	100.00

Next Rate Adjustment Date
(Excludes 2,375 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/03	1	$235,767	0.05
08/04	1	$44,770	0.01
09/04	3	$369,800	0.08
10/04	7	$927,689	0.21
12/04	6	$613,775	0.14
01/05	10	$1,339,476	0.30
02/05	11	$1,529,689	0.34
03/05	38	$5,913,372	1.31
04/05	387	$64,863,847	14.41
05/05	314	$55,519,594	12.34
06/05	69	$12,238,836	2.72
08/05	1	$169,034	0.04
10/05	1	$42,652	0.01
12/05	1	$34,444	0.01
01/06	5	$762,015	0.17
02/06	2	$176,679	0.04
03/06	11	$2,021,142	0.45
04/06	103	$16,651,819	3.70
05/06	1,100	$191,004,048	42.45
06/06	521	$95,541,192	21.23
	2,592	$449,999,642	100.00

Range of Months to Roll
(Excludes 2,375 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	2	$314,581	0.07



Aggregate
(ARM and Fixed $829,999,433)

Range of Months to Roll
(Excludes 2,375 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
13 - 18	16	$1,914,110	0.43
19 - 24	829	$141,367,926	31.42
25 - 31	7	$969,770	0.22
32 - 37	1,738	$305,433,255	67.87
	2,592	$449,999,642	100.00

Lifetime Rate Cap
(Excludes 2,375 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	1	$86,182	0.02
10.501 - 11.000	1	$131,730	0.03
11.001 - 11.500	10	$1,901,228	0.42
11.501 - 12.000	19	$3,043,265	0.68
12.001 - 12.500	49	$10,359,134	2.30
12.501 - 13.000	114	$27,105,097	6.02
13.001 - 13.500	238	$51,761,414	11.50
13.501 - 14.000	516	$102,553,245	22.79
14.001 - 14.500	429	$76,993,275	17.11
14.501 - 15.000	422	$73,570,234	16.35
15.001 - 15.500	270	$41,915,809	9.31
15.501 - 16.000	250	$33,369,819	7.42
16.001 - 16.500	108	$13,019,517	2.89
16.501 - 17.000	77	$7,468,517	1.66
17.000 - 17.500	34	$2,788,006	0.62
17.501 - 18.000	26	$2,286,951	0.51
18.001 - 18.500	17	$1,087,206	0.24
18.501 - 19.000	9	$489,163	0.11
19.001 - 19.500	2	$69,849	0.02
	2,592	$449,999,642	100.00



Aggregate
(ARM and Fixed $829,999,433)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	50	$7,440,706	1.65
1.375	1	$157,412	0.03
1.500	1,865	$325,951,095	72.43
2.000	12	$1,901,239	0.42
3.000	663	$114,341,745	25.41
4.000	1	$207,446	0.05
	2,592	$449,999,642	100.00

Subsequent Periodic Rate Cap
(Excludes 2,375 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	558	$89,248,728	19.83
1.375	1	$227,661	0.05
1.500	2,022	$358,911,291	79.76
2.500	1	$207,446	0.05
2.900	1	$199,389	0.04
3.000	9	$1,205,128	0.27
	2,592	$449,999,642	100.00

Lifetime Rate Floor
(Excludes 2,375 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	10	$2,086,370	0.46
5.001 - 6.000	101	$23,483,593	5.22
6.001 - 7.000	712	$148,074,713	32.91
7.001 - 8.000	900	$161,752,627	35.95
8.001 - 9.000	563	$83,540,273	18.56
9.001 - 10.000	211	$23,936,567	5.32
10.001 - 11.000	64	$5,308,553	1.18
11.001 - 12.000	26	$1,608,479	0.36
12.001 - 13.000	3	$104,293	0.02
14.001 - 15.000	1	$64,549	0.01
NA	1	$39,626	0.01
	2,592	$449,999,642	100.00



Group 1
(Fixed $190,000,396)

Summary of Loans in Statistic Calculation Pool
(As of Sample Pool Calculation Date)

		Range		
Total Number of Loans	1,213			
Total Outstanding Loan Balance	$190,000,396			
Average Loan Balance	$156,637	$9,902	to	$955,364
WA Mortgage Rate	7.340%	5.250%	to	13.625%
Net WAC	5.876%	3.551%	to	13.116%
WA Original Term (months)	343	120	to	360
WA Remaining Term (months)	342	119	to	360
WA LTV	76.63%	5.30%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	610			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	76.59%			
Percentage of Pool Secured by: 1st Liens	99.16%			
Percentage of Pool Secured by: 2nd Liens	0.84%			
Prepay Penalty (Hard/Soft): N	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 37.50%	SFR: 81.00%	FULL DOC: 75.04%	RFCO: 79.91%	OOC: 97.39%	A: 64.06%	0: 23.41%
FL: 10.33%	PUD: 10.62%	STATED: 24.80%	PURCH: 10.41%	NOO: 2.01%	A-: 13.86%	12: 6.37%
NY: 9.25%	CONDO: 3.72%	SIMPLE: 0.17%	REFI: 9.68%	2ND: 0.61%	B: 12.25%	13: 0.03%
MA: 4.30%	2 FAM: 3.53%				C: 7.34%	24: 4.73%
TX: 3.27%	3 FAM: 0.51%				C-: 2.25%	25: 0.06%
					D: 0.23%	36: 14.75%
						48: 0.04%
						60: 50.61%



Group 1
(Fixed $190,000,396)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	1	$40,750	0.02
FIXED 15YR - CC	9	$803,399	0.42
FIXED 15YR	108	$12,556,200	6.61
FIXED 20YR	11	$1,466,487	0.77
FIXED 30YR - CC	87	$14,333,854	7.54
FIXED 30YR	937	$157,161,575	82.72
FIXED 15YR - 2ND	13	$558,332	0.29
FIXED 20YR - 2ND	9	$353,165	0.19
FIX30/15 BAL	18	$2,035,514	1.07
FIX30/15 BAL - 2ND	20	$691,121	0.36
	1,213	$190,000,396	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	13	$262,902	0.14
$ 25,000.01 to $50,000	69	$2,664,540	1.40
$ 50,000.01 to $75,000	128	$8,052,561	4.24
$ 75,000.01 to $100,000	166	$14,818,789	7.80
$100,000.01 to $150,000	261	$32,897,013	17.31
$150,000.01 to $200,000	255	$44,674,687	23.51
$200,000.01 to $250,000	159	$35,681,369	18.78
$250,000.01 to $300,000	96	$25,888,621	13.63
$300,000.01 to $350,000	38	$12,056,594	6.35
$350,000.01 to $400,000	10	$3,734,636	1.97
$400,000.01 to $450,000	7	$2,959,037	1.56
$450,000.01 to $500,000	3	$1,403,231	0.74
$500,000.01 to $550,000	3	$1,587,096	0.84
$550,000.01 to $600,000	3	$1,727,033	0.91
$600,000.01 to $650,000	1	$636,924	0.34
$950,000.01 to $1,000,000	1	$955,364	0.50
	1,213	$190,000,396	100.00



Group 1
(Fixed $190,000,396)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 5.500	1	$135,844	0.07
5.501 - 6.000	31	$6,669,807	3.51
6.001 - 6.500	109	$22,806,681	12.00
6.501 - 7.000	368	$71,537,595	37.65
7.001 - 7.500	171	$27,269,039	14.35
7.501 - 8.000	209	$30,857,465	16.24
8.001 - 8.500	98	$13,139,481	6.92
8.501 - 9.000	77	$7,899,373	4.16
9.001 - 9.500	24	$2,114,216	1.11
9.501 - 10.000	49	$3,505,656	1.85
10.001 - 10.500	16	$1,132,628	0.60
10.501 - 11.000	26	$1,361,954	0.72
11.001 - 11.500	13	$532,101	0.28
11.501 - 12.000	17	$884,674	0.47
12.001 - 12.500	1	$60,800	0.03
12.501 - 13.000	2	$61,939	0.03
13.501 - 14.000	1	$31,140	0.02
	1,213	$190,000,396	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	1	$40,750	0.02
121 - 180	168	$16,644,565	8.76
181 - 300	20	$1,819,652	0.96
301 - 360	1,024	$171,495,429	90.26
	1,213	$190,000,396	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	68	$7,409,906	3.90
50.01-55.00	38	$5,001,866	2.63

Group 1
(Fixed $190,000,396)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
55.01-60.00	50	$7,351,350	3.87
60.01-65.00	89	$13,544,705	7.13
65.01-70.00	126	$21,229,538	11.17
70.01-75.00	146	$24,967,321	13.14
75.01-80.00	244	$40,024,850	21.07
80.01-85.00	156	$27,754,115	14.61
85.01-90.00	172	$27,461,466	14.45
90.01-95.00	52	$8,485,938	4.47
95.01-100.00	72	$6,769,339	3.56
	1,213	$190,000,396	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	13	$965,732	0.51
AZ	22	$2,742,645	1.44
AR	9	$1,007,055	0.53
CA	369	$71,259,361	37.50
CO	16	$3,762,928	1.98
CT	13	$2,172,564	1.14
DE	1	$84,947	0.04
DC	1	$163,134	0.09
FL	148	$19,618,484	10.33
GA	42	$5,368,544	2.83
HI	20	$4,596,795	2.42
ID	3	$407,864	0.21
IL	17	$2,811,039	1.48
IN	16	$1,901,218	1.00
IA	2	$194,882	0.10
KS	3	$199,360	0.10
KY	11	$908,948	0.48
LA	17	$1,586,708	0.84
ME	9	$975,808	0.51
MD	17	$2,721,369	1.43
MA	43	$8,160,717	4.30
MI	23	$2,651,598	1.40



Group 1
(Fixed $190,000,396)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MN	4	$508,973	0.27
MS	8	$608,767	0.32
MO	18	$2,123,935	1.12
MT	3	$518,882	0.27
NE	2	$133,919	0.07
NV	18	$2,209,815	1.16
NH	3	$429,042	0.23
NJ	14	$2,580,480	1.36
NM	1	$19,069	0.01
NY	89	$17,573,355	9.25
NC	18	$1,570,716	0.83
OH	15	$1,389,401	0.73
OK	4	$318,360	0.17
OR	16	$2,020,684	1.06
PA	23	$2,184,298	1.15
RI	3	$416,858	0.22
SC	4	$469,391	0.25
SD	2	$110,054	0.06
TN	17	$1,561,735	0.82
TX	50	$6,214,690	3.27
UT	14	$1,754,267	0.92
VA	30	$4,776,776	2.51
WA	34	$5,629,436	2.96
WV	1	$78,646	0.04
WI	6	$426,737	0.22
WY	1	$110,409	0.06
	1,213	$190,000,396	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	2	$84,916	0.04
761 - 780	2	$223,475	0.12
741 - 760	5	$1,067,002	0.56
721 - 740	10	$1,507,442	0.79
701 - 720	21	$3,511,341	1.85



Group 1
(Fixed $190,000,396)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
681 - 700	35	$7,036,046	3.70
661 - 680	91	$14,982,091	7.89
641 - 660	125	$19,893,475	10.47
621 - 640	163	$26,775,717	14.09
601 - 620	187	$29,744,368	15.65
581 - 600	202	$31,577,511	16.62
561 - 580	159	$23,740,569	12.50
541 - 560	115	$17,114,694	9.01
521 - 540	69	$9,267,654	4.88
501 - 520	27	$3,474,095	1.83
	1,213	$190,000,396	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,000	$153,892,075	81.00
PUD	107	$20,186,846	10.62
CONDO	52	$7,072,044	3.72
2 FAM	38	$6,711,025	3.53
3 FAM	5	$969,330	0.51
HI CONDO	4	$612,032	0.32
MANUF	6	$477,042	0.25
4 FAM	1	$80,000	0.04
	1,213	$190,000,396	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	941	$151,823,063	79.91
PURCH	157	$19,783,125	10.41
REFI	115	$18,394,208	9.68
	1,213	$190,000,396	100.00



Group 1
(Fixed $190,000,396)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,171	$185,035,149	97.39
NOO	34	$3,814,599	2.01
2ND HM	8	$1,150,648	0.61
	1,213	$190,000,396	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	952	$142,570,798	75.04
STATED	258	$47,112,204	24.80
SIMPLE	3	$317,394	0.17
	1,213	$190,000,396	100.00



Group 2
(ARM and Fixed $400,000,033)

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	2,539			
Total Outstanding Loan Balance	$400,000,033			
Average Loan Balance	$157,542	$15,594	to	$478,722
WA Mortgage Rate	7.353%	4.750%	to	11.875%
Net WAC	5.815%	3.051%	to	11.366%
ARM Characteristics				
WA Gross Margin	6.368%	2.750%	to	8.000%
WA Months to First Roll	31	4	to	36
WA First Periodic Cap	1.859%	1.000%	to	4.000%
WA Subsequent Periodic Cap	1.417%	1.000%	to	3.000%
WA Lifetime Cap	14.244%	9.750%	to	18.875%
WA Lifetime Floor	7.348%	2.750%	to	11.875%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	353	118	to	360
WA LTV	79.23%	7.30%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	607			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	82.69%			
Percentage of Pool Secured by: 1st Liens	100.00%			
Percentage of Pool Secured by: 2nd Liens	0.00%			
Prepay Penalty (Hard/Soft): N	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 40.91%	SFR: 80.40%	FULL DOC: 71.61%	RFCO: 69.81%	OOC: 97.54%	A: 61.53%	0: 17.31%
FL: 6.75%	PUD: 10.56%	STATED: 27.97%	PURCH: 22.43%	NOO: 2.06%	A-: 13.80%	12: 4.04%
TX: 4.17%	CONDO: 6.14%	SIMPLE: 0.42%	REFI: 7.77%	2ND: 0.40%	B: 12.60%	13: 0.29%
MA: 4.08%	2 FAM: 1.79%				C: 7.44%	24: 21.56%
NJ: 2.84%	4 FAM: 0.51%				C-: 3.64%	34: 0.03%
					D: 0.98%	36: 39.71%
						60: 17.06%



Group 2
(ARM and Fixed $400,000,033)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$235,767	0.06
2/28 LIBOR	532	$89,582,868	22.40
3/27 LIBOR	1,195	$190,321,271	47.58
FIXED 10YR	1	$70,389	0.02
FIXED 15YR - CC	6	$798,905	0.20
FIXED 15YR	103	$11,112,131	2.78
FIXED 20YR	2	$165,454	0.04
FIXED 30YR - CC	64	$9,095,040	2.27
FIXED 30YR	623	$97,451,529	24.36
FIX30/15 BAL	12	$1,166,679	0.29
	2,539	$400,000,033	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	2	$40,594	0.01
$ 25,000.01 to $50,000	56	$2,460,238	0.62
$ 50,000.01 to $75,000	245	$15,740,448	3.94
$ 75,000.01 to $100,000	338	$29,861,084	7.47
$100,000.01 to $150,000	649	$81,624,395	20.41
$150,000.01 to $200,000	579	$100,222,615	25.06
$200,000.01 to $250,000	351	$78,804,125	19.70
$250,000.01 to $300,000	239	$65,444,881	16.36
$300,000.01 to $350,000	73	$22,866,837	5.72
$350,000.01 to $400,000	3	$1,131,895	0.28
$400,000.01 to $450,000	1	$405,000	0.10
$450,000.01 to $500,000	3	$1,397,921	0.35
	2,539	$400,000,033	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	4	$577,487	0.14
5.001 - 5.500	23	$3,991,898	1.00
5.501 - 6.000	82	$16,534,781	4.13



Group 2
(ARM and Fixed $400,000,033)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.001 - 6.500	225	$41,883,721	10.47
6.501 - 7.000	676	$118,258,959	29.56
7.001 - 7.500	487	$80,046,226	20.01
7.501 - 8.000	449	$67,298,937	16.82
8.001 - 8.500	229	$32,188,065	8.05
8.501 - 9.000	194	$23,386,802	5.85
9.001 - 9.500	51	$6,701,786	1.68
9.501 - 10.000	62	$5,458,875	1.36
10.001 - 10.500	22	$1,665,690	0.42
10.501 - 11.000	25	$1,481,078	0.37
11.001 - 11.500	7	$370,965	0.09
11.501 - 12.000	3	$154,763	0.04
	2,539	$400,000,033	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	1	$70,389	0.02
121 - 180	121	$13,077,715	3.27
181 - 300	2	$165,454	0.04
301 - 360	2,415	$386,686,475	96.67
	2,539	$400,000,033	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	89	$9,509,263	2.38
50.01-55.00	55	$8,869,699	2.22
55.01-60.00	78	$10,942,379	2.74
60.01-65.00	134	$19,443,461	4.86
65.01-70.00	212	$30,093,714	7.52
70.01-75.00	292	$46,097,074	11.52
75.01-80.00	657	$105,035,198	26.26
80.01-85.00	312	$51,535,391	12.88
85.01-90.00	499	$84,023,638	21.01

Group 2
(ARM and Fixed $400,000,033)

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
90.01-95.00	159	$26,009,771	6.50
95.01-100.00	52	$8,440,444	2.11
	2,539	$400,000,033	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	22	$2,436,776	0.61
AK	2	$306,899	0.08
AZ	52	$6,358,975	1.59
AR	14	$1,109,285	0.28
CA	835	$163,657,068	40.91
CO	57	$9,783,786	2.45
CT	18	$2,858,702	0.71
DE	4	$498,893	0.12
FL	214	$26,995,965	6.75
GA	48	$6,927,544	1.73
HI	29	$7,131,857	1.78
ID	18	$2,052,641	0.51
IL	64	$10,302,337	2.58
IN	27	$2,700,103	0.68
IA	3	$233,616	0.06
KS	14	$1,681,190	0.42
KY	11	$1,026,866	0.26
LA	32	$3,648,941	0.91
ME	7	$891,110	0.22
MD	46	$8,749,315	2.19
MA	87	$16,322,048	4.08
MI	101	$11,162,384	2.79
MN	27	$3,929,255	0.98
MS	17	$1,545,192	0.39
MO	38	$3,965,332	0.99
MT	3	$269,785	0.07
NE	7	$737,436	0.18
NV	38	$5,420,495	1.36
NH	14	$2,256,537	0.56
NJ	61	$11,351,453	2.84



Group 2
(ARM and Fixed $400,000,033)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NM	5	$652,086	0.16
NY	40	$7,533,697	1.88
NC	30	$4,211,997	1.05
OH	44	$4,819,776	1.20
OK	18	$1,329,139	0.33
OR	34	$5,192,327	1.30
PA	46	$6,541,175	1.64
RI	16	$2,441,573	0.61
SC	7	$576,648	0.14
SD	1	$134,107	0.03
TN	46	$4,970,129	1.24
TX	141	$16,682,515	4.17
UT	36	$5,220,292	1.31
VT	1	$84,000	0.02
VA	57	$8,031,325	2.01
WA	69	$10,983,552	2.75
WV	4	$567,173	0.14
WI	26	$2,853,421	0.71
WY	8	$863,316	0.22
	2,539	$400,000,033	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	7	$1,193,878	0.30
761 - 780	14	$3,002,733	0.75
741 - 760	28	$5,322,885	1.33
721 - 740	29	$4,359,150	1.09
701 - 720	42	$7,470,710	1.87
681 - 700	77	$12,457,746	3.11
661 - 680	132	$21,110,181	5.28
641 - 660	254	$41,901,774	10.48
621 - 640	330	$54,583,677	13.65
601 - 620	340	$54,202,038	13.55
581 - 600	403	$64,338,895	16.08
561 - 580	346	$52,841,934	13.21
541 - 560	282	$41,962,324	10.49



Group 2
(ARM and Fixed $400,000,033)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
521 - 540	148	$20,075,580	5.02
501 - 520	101	$14,484,260	3.62
500 or Less	6	$692,269	0.17
	2,539	$400,000,033	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	2,075	$321,596,481	80.40
PUD	244	$42,226,358	10.56
CONDO	159	$24,554,512	6.14
2 FAM	41	$7,149,000	1.79
4 FAM	7	$2,055,096	0.51
3 FAM	7	$1,435,942	0.36
HI CONDO	6	$982,645	0.25
	2,539	$400,000,033	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,777	$279,222,555	69.81
PURCH	559	$89,705,059	22.43
REFI	203	$31,072,419	7.77
	2,539	$400,000,033	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,465	$390,151,681	97.54
NOO	60	$8,240,931	2.06
2ND HM	14	$1,607,421	0.40
	2,539	$400,000,033	100.00

Group 2
(ARM and Fixed $400,000,033)

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,886	$286,422,246	71.61
STATED	641	$111,899,735	27.97
SIMPLE	12	$1,678,052	0.42
	2,539	$400,000,033	100.00

Gross Margin
(Excludes 811 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	3	$457,827	0.16
3.001 - 4.000	12	$2,471,314	0.88
4.001 - 5.000	105	$19,788,488	7.06
5.001 - 6.000	466	$82,421,532	29.42
6.001 - 7.000	699	$108,230,308	38.63
7.001 - 8.000	443	$66,770,438	23.83
	1,728	$280,139,906	100.00

Next Rate Adjustment Date
(Excludes 811 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/03	1	$235,767	0.08
09/04	1	$265,748	0.09
10/04	1	$141,001	0.05
12/04	4	$547,391	0.20
01/05	7	$856,336	0.31
02/05	7	$1,075,613	0.38
03/05	22	$3,220,413	1.15
04/05	239	$40,481,952	14.45
05/05	202	$34,289,683	12.24
06/05	49	$8,704,730	3.11
01/06	3	$458,906	0.16
02/06	1	$132,630	0.05
03/06	1	$92,534	0.03
04/06	47	$7,819,327	2.79
05/06	791	$124,270,291	44.36



Group 2
(ARM and Fixed $400,000,033)

Next Rate Adjustment Date
(Excludes 811 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/06	352	$57,547,582	20.54
	1,728	$280,139,906	100.00

Range of Months to Roll
(Excludes 811 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$235,767	0.08
13 - 18	6	$954,140	0.34
19 - 24	526	$88,628,728	31.64
25 - 31	3	$458,906	0.16
32 - 37	1,192	$189,862,365	67.77
	1,728	$280,139,906	100.00

Lifetime Rate Cap
(Excludes 811 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	1	$86,182	0.03
10.501 - 11.000	1	$131,730	0.05
11.001 - 11.500	9	$1,407,193	0.50
11.501 - 12.000	18	$2,892,846	1.03
12.001 - 12.500	38	$6,966,435	2.49
12.501 - 13.000	84	$16,195,528	5.78
13.001 - 13.500	182	$33,737,412	12.04
13.501 - 14.000	411	$73,341,383	26.18
14.001 - 14.500	327	$53,892,987	19.24
14.501 - 15.000	267	$41,013,789	14.64
15.001 - 15.500	162	$23,451,052	8.37
15.501 - 16.000	135	$17,505,980	6.25
16.001 - 16.500	36	$4,744,350	1.69
16.501 - 17.000	28	$2,803,090	1.00
17.000 - 17.500	10	$809,907	0.29
17.501 - 18.000	12	$750,049	0.27
18.001 - 18.500	4	$255,233	0.09

Group 2
(ARM and Fixed $400,000,033)

Lifetime Rate Cap
(Excludes 811 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
18.501 - 19.000	3	$154,763	0.06
	1,728	$280,139,906	100.00

Initial Periodic Rate Cap
(Excludes 811 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	38	$5,724,527	2.04
1.500	1,282	$205,064,235	73.20
2.000	5	$690,619	0.25
3.000	402	$68,453,080	24.44
4.000	1	$207,446	0.07
	1,728	$280,139,906	100.00

Subsequent Periodic Rate Cap
(Excludes 811 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	312	$50,443,514	18.01
1.500	1,407	$228,369,144	81.52
2.500	1	$207,446	0.07
2.900	1	$199,389	0.07
3.000	7	$920,414	0.33
	1,728	$280,139,906	100.00

Lifetime Rate Floor
(Excludes 811 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	9	$1,352,735	0.48



Group 2
(ARM and Fixed $400,000,033)

Lifetime Rate Floor
(Excludes 811 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.001 - 6.000	82	$15,794,686	5.64
6.001 - 7.000	579	$104,999,618	37.48
7.001 - 8.000	650	$104,674,830	37.37
8.001 - 9.000	312	$43,427,990	15.50
9.001 - 10.000	67	$8,051,884	2.87
10.001 - 11.000	22	$1,428,167	0.51
11.001 - 12.000	7	$409,996	0.15
	1,728	$280,139,906	100.00



Group 3
(ARM and Fixed $239,999,004)

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		Range		
Total Number of Loans	1,215			
Total Outstanding Loan Balance	$239,999,004			
Average Loan Balance	$197,530	$10,928	to	$915,021
WA Mortgage Rate	7.639%	5.000%	to	16.250%
Net WAC	6.069%	3.301%	to	15.741%
ARM Characteristics				
WA Gross Margin	7.038%	4.125%	to	12.250%
WA Months to First Roll	31	5	to	36
WA First Periodic Cap	1.904%	1.000%	to	3.000%
WA Subsequent Periodic Cap	1.388%	1.000%	to	3.000%
WA Lifetime Cap	14.592%	11.125%	to	19.500%
WA Lifetime Floor	7.770%	4.125%	to	14.550%
WA Original Term (months)	355	120	to	360
WA Remaining Term (months)	354	116	to	360
WA LTV	84.94%	7.00%	to	100.00%
Percentage of Pool with CLTV > 100%	0.00%			
WA FICO	614			
WA DTI%	N/A			
Percentage of Pool with Prepayment Penalties at Loan Orig	82.83%			
Percentage of Pool Secured by: 1st Liens	97.41%			
Percentage of Pool Secured by: 2nd Liens	2.59%			
Prepay Penalty (Hard/Soft): N	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 41.34%	SFR: 77.47%	FULL DOC: 78.46%	RFCO: 56.76%	OOC: 98.45%	A: 77.75%	0: 17.17%
FL: 5.97%	PUD: 15.37%	STATED: 21.38%	PURCH: 35.80%	NOO: 0.84%	A-: 8.17%	12: 8.28%
MI: 4.15%	CONDO: 4.32%	SIMPLE: 0.16%	REFI: 7.44%	2ND: 0.72%	B: 8.38%	13: 0.15%
TX: 4.04%	MANUF: 1.39%				C: 4.12%	24: 21.02%
NY: 3.71%	2 FAM: 0.54%				C-: 1.50%	30: 0.07%
					D: 0.07%	36: 43.01%
						60: 10.30%

Group 3
(ARM and Fixed $239,999,004)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$78,814	0.03
2/28 LIBOR	313	$53,699,168	22.37
3/27 LIBOR	550	$116,081,754	48.37
FIXED 15YR	6	$1,148,580	0.48
FIXED 30YR - CC	9	$3,044,235	1.27
FIXED 30YR	182	$59,474,970	24.78
FIXED 10YR - 2ND	4	$72,302	0.03
FIXED 15YR - 2ND	45	$1,735,199	0.72
FIXED 20YR - 2ND	28	$1,102,317	0.46
FIX30/15 BAL	1	$264,886	0.11
FIX30/15 BAL - 2ND	76	$3,296,780	1.37
	1,215	$239,999,004	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	45	$836,773	0.35
$ 25,000.01 to $50,000	112	$4,263,692	1.78
$ 50,000.01 to $75,000	130	$8,182,272	3.41
$ 75,000.01 to $100,000	142	$12,474,850	5.20
$100,000.01 to $150,000	220	$27,442,635	11.43
$150,000.01 to $200,000	123	$21,064,026	8.78
$200,000.01 to $250,000	48	$10,780,332	4.49
$250,000.01 to $300,000	41	$11,348,289	4.73
$300,000.01 to $350,000	94	$31,281,755	13.03
$350,000.01 to $400,000	130	$49,207,740	20.50
$400,000.01 to $450,000	53	$22,648,426	9.44
$450,000.01 to $500,000	45	$21,638,081	9.02
$500,000.01 to $550,000	9	$4,711,161	1.96
$550,000.01 to $600,000	16	$9,113,024	3.80
$600,000.01 to $650,000	1	$615,000	0.26
$650,000.01 to $700,000	2	$1,319,232	0.55
$700,000.01 to $750,000	3	$2,156,696	0.90
$900,000.01 to $950,000	1	$915,021	0.38
	1,215	$239,999,004	100.00



Group 3
(ARM and Fixed $239,999,004)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	1	$278,253	0.12
5.001 - 5.500	2	$314,915	0.13
5.501 - 6.000	33	$13,867,819	5.78
6.001 - 6.500	80	$29,932,408	12.47
6.501 - 7.000	159	$52,580,142	21.91
7.001 - 7.500	117	$31,680,679	13.20
7.501 - 8.000	182	$39,807,540	16.59
8.001 - 8.500	121	$21,456,524	8.94
8.501 - 9.000	146	$21,400,163	8.92
9.001 - 9.500	101	$11,000,709	4.58
9.501 - 10.000	89	$7,279,559	3.03
10.001 - 10.500	37	$3,172,994	1.32
10.501 - 11.000	73	$3,950,882	1.65
11.001 - 11.500	32	$1,579,228	0.66
11.501 - 12.000	23	$980,630	0.41
12.001 - 12.500	7	$266,220	0.11
12.501 - 13.000	1	$87,435	0.04
13.001 - 13.500	5	$109,871	0.05
13.501 - 14.000	3	$165,529	0.07
14.001 - 14.500	1	$16,918	0.01
14.501 - 15.000	1	$29,887	0.01
16.001 - 16.500	1	$40,699	0.02
	1,215	$239,999,004	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	4	$72,302	0.03
121 - 180	128	$6,445,444	2.69
181 - 300	28	$1,102,317	0.46
301 - 360	1,055	$232,378,941	96.82
	1,215	$239,999,004	100.00



Group 3
(ARM and Fixed $239,999,004)

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	26	$3,328,562	1.39
50.01-55.00	9	$1,994,354	0.83
55.01-60.00	19	$4,578,775	1.91
60.01-65.00	36	$6,884,184	2.87
65.01-70.00	68	$16,004,194	6.67
70.01-75.00	102	$25,004,276	10.42
75.01-80.00	162	$40,172,084	16.74
80.01-85.00	107	$24,968,423	10.40
85.01-90.00	136	$36,441,148	15.18
90.01-95.00	55	$12,440,936	5.18
95.01-100.00	495	$68,182,069	28.41
	1,215	$239,999,004	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	15	$1,587,953	0.66
AZ	23	$3,493,847	1.46
AR	13	$1,216,399	0.51
CA	343	$99,220,986	41.34
CO	33	$7,072,379	2.95
CT	7	$1,855,760	0.77
DC	1	$501,000	0.21
FL	92	$14,339,665	5.97
GA	53	$8,027,128	3.34
HI	8	$1,925,749	0.80
ID	9	$626,946	0.26
IL	22	$6,392,796	2.66
IN	20	$1,443,893	0.60
IA	7	$560,115	0.23
KS	8	$977,997	0.41
KY	8	$989,098	0.41
LA	17	$2,414,130	1.01
MD	23	$4,187,491	1.74
MA	26	$6,339,270	2.64
MI	81	$9,959,790	4.15
MN	17	$3,208,302	1.34



Group 3
(ARM and Fixed $239,999,004)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MS	10	$1,230,292	0.51
MO	47	$4,138,962	1.72
NE	1	$58,951	0.02
NV	19	$3,347,819	1.39
NH	5	$732,140	0.31
NJ	18	$5,091,506	2.12
NM	5	$1,700,621	0.71
NY	26	$8,909,746	3.71
NC	16	$2,259,172	0.94
OH	20	$2,268,976	0.95
OK	7	$625,346	0.26
OR	19	$2,622,989	1.09
PA	12	$1,620,208	0.68
RI	3	$713,150	0.30
SC	2	$96,442	0.04
SD	1	$95,500	0.04
TN	27	$3,113,709	1.30
TX	60	$9,698,514	4.04
UT	15	$3,092,062	1.29
VA	12	$1,438,723	0.60
WA	42	$8,374,962	3.49
WV	3	$246,102	0.10
WI	16	$1,771,201	0.74
WY	3	$411,219	0.17
	1,215	$239,999,004	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	2	$512,338	0.21
761 - 780	1	$64,365	0.03
741 - 760	11	$2,290,570	0.95
721 - 740	12	$1,810,890	0.75
701 - 720	13	$3,319,021	1.38
681 - 700	33	$6,217,892	2.59
661 - 680	94	$17,092,148	7.12
641 - 660	129	$28,481,003	11.87

Group 3
(ARM and Fixed $239,999,004)

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	217	$44,653,051	18.61
601 - 620	208	$45,261,029	18.86
581 - 600	209	$43,624,876	18.18
561 - 580	108	$21,883,260	9.12
541 - 560	86	$13,342,206	5.56
521 - 540	59	$7,876,631	3.28
501 - 520	25	$3,067,904	1.28
500 or Less	2	$157,857	0.07
NOT SCORED	6	$343,964	0.14
	1,215	$239,999,004	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	954	$185,934,511	77.47
PUD	151	$36,882,582	15.37
CONDO	62	$10,364,061	4.32
MANUF	32	$3,339,824	1.39
2 FAM	8	$1,285,481	0.54
HI CONDO	3	$970,958	0.40
4 FAM	4	$698,416	0.29
3 FAM	1	$523,171	0.22
	1,215	$239,999,004	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	598	$136,216,778	56.76
PURCH	541	$85,916,497	35.80
REFI	76	$17,865,729	7.44
	1,215	$239,999,004	100.00



Group 3
(ARM and Fixed $239,999,004)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,185	$236,273,079	98.45
NOO	22	$2,005,871	0.84
2ND HM	8	$1,720,054	0.72
	1,215	$239,999,004	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,036	$188,299,046	78.46
STATED	176	$51,320,272	21.38
SIMPLE	3	$379,686	0.16
	1,215	$239,999,004	100.00

Gross Margin
(Excludes 351 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.001 - 5.000	21	$8,927,502	5.26
5.001 - 6.000	91	$31,548,881	18.57
6.001 - 7.000	201	$52,603,646	30.97
7.001 - 8.000	231	$40,107,770	23.61
8.001 - 9.000	200	$25,964,451	15.29
9.001 - 10.000	76	$7,147,138	4.21
10.001 - 11.000	34	$2,769,505	1.63
11.001 - 12.000	9	$727,890	0.43
12.001 - 13.000	1	$62,953	0.04
	864	$169,859,736	100.00

Next Rate Adjustment Date
(Excludes 351 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
08/04	1	$44,770	0.03
09/04	2	$104,052	0.06



Group 3
(ARM and Fixed $239,999,004)

Next Rate Adjustment Date
(Excludes 351 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	6	$786,688	0.46
12/04	2	$66,384	0.04
01/05	3	$483,140	0.28
02/05	4	$454,076	0.27
03/05	16	$2,692,959	1.59
04/05	148	$24,381,895	14.35
05/05	112	$21,229,911	12.50
06/05	20	$3,534,106	2.08
08/05	1	$169,034	0.10
10/05	1	$42,652	0.03
12/05	1	$34,444	0.02
01/06	2	$303,109	0.18
02/06	1	$44,049	0.03
03/06	10	$1,928,607	1.14
04/06	56	$8,832,492	5.20
05/06	309	$66,733,757	39.29
06/06	169	$37,993,610	22.37
	864	$169,859,736	100.00

Range of Months to Roll
(Excludes 351 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$78,814	0.05
13 - 18	10	$959,969	0.57
19 - 24	303	$52,739,199	31.05
25 - 31	4	$510,864	0.30
32 - 37	546	$115,570,890	68.04
	864	$169,859,736	100.00

Group 3
(ARM and Fixed $239,999,004)

Lifetime Rate Cap
(Excludes 351 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 11.500	1	$494,035	0.29
11.501 - 12.000	1	$150,419	0.09
12.001 - 12.500	11	$3,392,699	2.00
12.501 - 13.000	30	$10,909,569	6.42
13.001 - 13.500	56	$18,024,002	10.61
13.501 - 14.000	105	$29,211,862	17.20
14.001 - 14.500	102	$23,100,288	13.60
14.501 - 15.000	155	$32,556,445	19.17
15.001 - 15.500	108	$18,464,758	10.87
15.501 - 16.000	115	$15,863,840	9.34
16.001 - 16.500	72	$8,275,167	4.87
16.501 - 17.000	49	$4,665,428	2.75
17.000 - 17.500	24	$1,978,099	1.16
17.501 - 18.000	14	$1,536,902	0.90
18.001 - 18.500	13	$831,973	0.49
18.501 - 19.000	6	$334,400	0.20
19.001 - 19.500	2	$69,849	0.04
	864	$169,859,736	100.00

Initial Periodic Rate Cap
(Excludes 351 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	12	$1,716,179	1.01
1.375	1	$157,412	0.09
1.500	583	$120,886,860	71.17
2.000	7	$1,210,620	0.71
3.000	261	$45,888,665	27.02
	864	$169,859,736	100.00

Subsequent Periodic Rate Cap
(Excludes 351 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	246	$38,805,214	22.85

Group 3
(ARM and Fixed $239,999,004)

Subsequent Periodic Rate Cap
(Excludes 351 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.375	1	$227,661	0.13
1.500	615	$130,542,147	76.85
3.000	2	$284,714	0.17
	864	$169,859,736	100.00

Lifetime Rate Floor
(Excludes 351 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	1	$733,635	0.43
5.001 - 6.000	19	$7,688,907	4.53
6.001 - 7.000	133	$43,075,094	25.36
7.001 - 8.000	250	$57,077,796	33.60
8.001 - 9.000	251	$40,112,284	23.61
9.001 - 10.000	144	$15,884,683	9.35
10.001 - 11.000	42	$3,880,386	2.28
11.001 - 12.000	19	$1,198,483	0.71
12.001 - 13.000	3	$104,293	0.06
14.001 - 15.000	1	$64,549	0.04
NA	1	$39,626	0.02
	864	$169,859,736	100.00

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANC SECURITIES, INC.

ABS New Transaction

Computational Materials

$830,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-3



Countrywide℠
HOME LOANS

Seller and Master Servicer

The analysis in this report is based on information provided by Countrywide Home Loans, Inc. ("the Seller"). Neither the Issuer, Deutsche Bank Securities Inc. ("DBSI"), or any of their affiliates makes representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final prospectus for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES.

Preliminary Term Sheet | *Date Prepared: June 20, 2003*

$830,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-3

Class [1,2,3]	Principal Amount	WAL Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A-1	65,448,000	1.00 / 1.00	1-22 / 1-22	AAA/Aaa	February 2022	Floating Rate Senior
1-A-2	10,933,000	2.00 / 2.00	22-26 / 22-26	AAA/Aaa	January 2024	Fixed Rate Sequential
1-A-3	39,918,000	3.00 / 3.00	26-50 / 26-50	AAA/Aaa	March 2030	Fixed Rate Sequential
1-A-4	16,671,000	5.00 / 5.00	50-74 / 50-74	AAA/Aaa	February 2032	Fixed Rate Sequential
1-A-5	18,080,000	6.82 / 10.47	74-83 / 74-222	AAA/Aaa	November 2033	Fixed Rate Sequential
1-A-6	19,000,000	6.01 / 6.62	41-83 / 41-220	AAA/Aaa	September 2033	Fixed Rate Lockout
2-A-1	105,000,000	0.73 / 0.73	1-15 / 1-15	AAA/Aaa	May 2018	Floating Rate Senior
2-A-2	253,000,000	3.19 / 3.45	15-83 / 15-181	AAA/Aaa	November 2033	Floating Rate Senior
3-A	214,800,000			Not Offered		Floating Rate Senior
M-1	33,200,000	4.68 / 5.13	39-83 / 39-139	AA+/Aa2	August 2033	Floating Rate Mezzanine
M-2	10,375,000	4.65 / 5.04	38-83 / 38-122	AA+/Aa3	June 2033	Floating Rate Mezzanine
M-3	12,450,000	4.64 / 4.96	38-83 / 38-115	AA+/A1	May 2033	Floating Rate Mezzanine
M-4	8,300,000	4.64 / 4.86	37-83 / 37-104	AA/A2	March 2033	Floating Rate Mezzanine
M-5	8,300,000	4.61 / 4.70	37-83 / 37-95	A+/A3	December 2032	Floating Rate Mezzanine
M-6	6,225,000	4.48 / 4.48	37-82 / 37-82	A-/Baa1	July 2032	Floating Rate Mezzanine
B	8,300,000	3.88 / 3.88	37-69 / 37-69	BBB/Baa2	November 2031	Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	**$830,000,000**					

(1) The Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5 and 1A-6 Certificates (collectively, the "Class 1-A Certificates") are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A-1 and 2-A-2 Certificates (the "Class 2-A Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A Certificates (together, with the Class 1-A and Class 2-A Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain condition referred to under "Priority of Distributions," cashflows from one Group may be used to make certain payments to the Senior Certificates related to the other Groups. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates (the "Subordinate Certificates") are backed by the cashflows from all of the Mortgage Loans.

(2) The margins on the Class 1-A-1, Class 2-A and Class 3-A Certificates double and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class 1-A-5 and Class 1-A-6 Certificates increases by 0.50% after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Rating Agency Contacts: David Glehan, Standard & Poors., 212.438.7324; Candice Nonas, Moodys Investor Service, Inc., 212.553.4087.

Trust:	Asset-Backed Certificates, Series 2003-3.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co., Inc. and Deutsche Bank Securities Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.

Offered Certificates:	The Senior Certificates (the Class 3-A Certificates are not being offered hereby) and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates.
Floating Rate Certificates:	The "***Floating Rate Certificates***" consist of the Class 1-A-1, Class 2-A, Class 3-A and Subordinate Certificates.
Fixed Rate Certificates:	The "***Fixed Rate Certificates***" consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates).
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	June 1, 2003.
Cut-off Date:	The later of June 1, 2003, or the origination date of such Mortgage Loan.
Expected Pricing Date:	June [24], 2003.
Expected Closing Date:	June [30], 2003.
Expected *Settlement Date:*	June [30], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2003.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from June 1, 2003 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed:	The Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 30% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Closing Date Pool"***). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately $829,999,433 of which: (i) approximately $190,000,396 were fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $280,139,906 and $119,860,127, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***") and (iii) approximately $169,859,736 and $70,139,268, respectively, were adjustable and fixed rate Mortgage Loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 Mortgage Loans and Group 2 Mortgage Loans, the ***"Mortgage Loans;"*** and the fixed rate Mortgage Loans or the adjustable rate Mortgage Loans, respectively, the ***"Fixed Rate Mortgage Loans"*** and the ***"Adjustable Rate Mortgage Loans"***).
Pass-Through Rate:	The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap. The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.
Adjusted Net Mortgage Rate:	The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the ***"Expense Fee Rate"***).
Net Rate Cap:	The ***"Net Rate Cap"*** is generally, subject to certain exceptions described in the prospectus supplement, equal to (i) with respect to the Class 1-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (ii) with respect to the Class 2-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Loan Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis), (iii) with respect to the Class 3-A Certificates, the weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis) and (iv) with respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the

Group 1, Group 2 and Group 3 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Offered Certificates (other than the Class 1-A Certificates), on any Distribution Date on which the Pass-Through Rate for such Class is limited by the related Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under *"Certificates Priority of Distributions"* below and, as it relates to the Class 2-A, Class 3-A and Subordinate Certificates only, from proceeds received on the related Cap Contracts.

Cap Contracts: The Trust will include three one-month LIBOR cap contracts for the benefit of the CWABS 2003-3 Class 2-A, Class 3-A and Subordinate Certificates (the ***"Class 2-A Cap Contract,"*** ***"Class 3-A Cap Contract"*** and ***"Subordinate Cap Contract,"*** respectively). On the Closing Date, the notional amount of the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will equal approximately $137,839,145, $115,729,793 and $37,999,979, respectively, and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract will be 5.59%, 5.65% and 5.00% per annum, respectively. Payments received on the Class 2-A Cap Contract, Class 3-A Cap Contract and Subordinate Cap Contract with respect to a Distribution Date will be available to pay the holders of the Class 2-A, Class 3-A and Subordinate Certificates, respectively (in the case of the Class 2-A and Subordinated Certificates, on a pro rata basis, as more fully described in the offering document). Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Mortgage Insurance
2) Excess Cashflow
3) Overcollateralization
4) Subordination

Class	S&P/ Moody's	Subordination (after initial target is reached)
1-A	AAA/Aaa	11.20%
2-A	AAA/Aaa	11.20%
3-A	AAA/Aaa	11.20%
M-1	AA+/Aa2	7.20%
M-2	AA+/Aa3	5.95%
M-3	AA+/A1	4.45%
M-4	AA/A2	3.45%
M-5	A+/A3	2.45%
M-6	A-/Baa1	1.70%
B	BBB/Baa2	0.70%


Deutsche Bank

Mortgage Insurance: As of the Sample Pool Calculation Date, approximately 87.16% of the Mortgage Loans are covered by a private mortgage insurance policy issued by either UGI (the ***"UGI Policy"***) or Triad (the ***"Triad Policy"***) (either the UGI Policy or the Triad Policy, a ***"MI Policy"***). For each of these Mortgage Loans, the MI Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Certificates Priority of Distributions."

Overcollateralization: The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in October 2003) relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization (*"O/C"*). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

Overcollateralization Target: Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Payment Date occurring in September 2003, after which time the required Overcollateralization Target will be equal to 0.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, the Overcollateralization target will be equal to 1.40% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "O/C Floor") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Provided, however, that if certain Trigger Events (as described below) are in effect on the related Distribution Date, the O/C target will be equal to the Initial Target.

Stepdown Date: The earlier to occur of:

- (i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
- (ii) the later to occur of:
  - *a.* the Distribution Date in July 2006.
  - *b.* the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 77.60% of the principal balance of the Mortgage Loans for such Distribution Date.

Delinquency Trigger Event: With respect to the Certificates, a ***"Delinquency Trigger Event"*** will occur if the product of (a) 1.60 and (b) the three month rolling average 60+ day delinquency percentage for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior Class of Certificates as of the preceding master servicer advance date, and (b) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger


Deutsche Bank

Event:

With respect to the Certificates, a *"Cumulative Loss Trigger Event"* will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
July 2006 – June 2007..............	2.00%
July 2007 – June 2008..............	2.85%
July 2008 – June 2009..............	3.60%
July 2009 – and thereafter...........	3.90%

Allocation of Losses:

Any realized losses from a Loan Group (after collections under the related MI Policy) not covered by Excess Interest or O/C will be allocated to the Subordinate Certificates in reverse order of their payment priorities, in each case, until the respective class principal balance of each Class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to Loan Group 1, Loan Group 2 and Loan Group 3, respectively, current and unpaid interest concurrently to the Class 1-A, Class 2-A and Class 3-A Certificates, respectively, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
2) Principal funds, as follows: (a) from principal funds related to Loan Group 1, to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below), (b) from principal funds related to Loan Group 2, sequentially, to the Class 2-A-1 and 2-A-2 Certificates, (c) from principal funds related to Loan Group 3, to the Class 3-A Certificates, then (d) from principal funds related to all of the Mortgage Loans, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates, each as described under "Principal Paydown" below;
3) Beginning on the payment date in October 2003, any remaining Excess Cashflow, to the Certificates to build O/C and subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
5) Any remaining Excess Cashflow, to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contracts, as provided below;
6) To the Class C Certificates, any remaining amount.

• As described in the prospectus supplement, principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contracts to cover Net Rate Carryover) shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero.


Deutsche Bank

Principal Paydown: Prior to the Stepdown Date or if a Trigger Event (which shall be established with the rating agencies and described in the Prospectus Supplement) is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates from principal collections on the Mortgage Loans in each Loan Group to the related Senior Certificates, such that the sum of the unpaid principal balance of the Class 1-A, Class 2-A and Class 3-A Certificates will have 22.40% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 14.40% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 11.90% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.90% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.90% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 4.90% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 3.40% Subordination and (viii) eighth, to the Class B Certificates such that the Class B Certificates will have 1.40% Subordination; each subject to the O/C Floor.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates until their respective principal balances are reduced to zero.

[Discount Margin/Yield Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	10.26	1.18	1.00	0.88	0.75
MDUR (yr)	9.56	1.18	1.00	0.88	0.75
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04

Class 1-A-1 (To Maturity)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	10.26	1.18	1.00	0.88	0.75
MDUR (yr)	9.56	1.18	1.00	0.88	0.75
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04

Class 1-A-2 (To Call)

Coupon 1.848%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	1.847	1.803	1.792	1.781	1.765
WAL (yr)	19.12	2.44	2.00	1.70	1.40
MDUR (yr)	15.97	2.36	1.95	1.66	1.37
First Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04
Last Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04

Class 1-A-2 (To Maturity)

Coupon 1.848%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	1.847	1.803	1.792	1.781	1.765
WAL (yr)	19.12	2.44	2.00	1.70	1.40
MDUR (yr)	15.97	2.36	1.95	1.66	1.37
First Prin Pay	Aug21	Sep05	Apr05	Jan05	Oct04
Last Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04


Deutsche Bank

(1) See definition of Pricing Prepayment Speed above.

Class 1-A-3 (To Call)

Coupon	2.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.302	2.268	2.258	2.246	2.230
WAL (yr)	23.35	3.74	3.00	2.46	1.96
MDUR (yr)	17.86	3.54	2.87	2.36	1.89
First Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04
Last Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05

Class 1-A-3 (To Maturity)

Coupon	2.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	2.302	2.268	2.258	2.246	2.230
WAL (yr)	23.35	3.74	3.00	2.46	1.96
MDUR (yr)	17.86	3.54	2.87	2.36	1.89
First Prin Pay	Jul23	Feb06	Aug05	Apr05	Dec04
Last Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05

Class 1-A-4 (To Call)

Coupon	3.319%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.330	3.305	3.293	3.283	3.258
WAL (yr)	27.23	6.82	5.00	4.07	2.80
MDUR (yr)	17.67	6.00	4.53	3.75	2.63
First Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05
Last Prin Pay	Aug31	Mar12	Aug09	Mar08	Jul07

Class 1-A-4 (To Maturity)

Coupon	3.319%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.330	3.307	3.293	3.283	3.258
WAL (yr)	27.23	6.85	5.00	4.07	2.80
MDUR (yr)	17.67	6.02	4.53	3.75	2.63
First Prin Pay	Sep29	Oct08	Aug07	Mar07	Dec05
Last Prin Pay	Aug31	Oct12	Aug09	Mar08	Jul07

Class 1-A-5 (To Call)

Coupon 4.202%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.222	4.200	4.191	4.180	4.167
WAL (yr)	28.52	8.74	6.82	5.43	4.32
MDUR (yr)	16.33	7.17	5.82	4.77	3.87
First Prin Pay	Aug31	Mar12	Aug09	Mar08	Jul07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 1-A-5 (To Maturity)

Coupon 4.202%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.227	4.352	4.351	4.331	4.250
WAL (yr)	29.06	13.45	10.47	7.94	5.19
MDUR (yr)	16.49	9.95	8.17	6.50	4.53
First Prin Pay	Aug31	Oct12	Aug09	Mar08	Jul07
Last Prin Pay	May33	Sep25	Dec21	Dec18	Sep15

Class 1-A-6 (To Call)

Coupon 3.537%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.541	3.523	3.519	3.513	3.504
WAL (yr)	13.74	6.72	6.01	5.21	4.37
MDUR (yr)	10.44	5.84	5.31	4.68	3.99
First Prin Pay	Jul06	Aug06	Nov06	Feb07	Jul07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 1-A-6 (To Maturity)

Coupon 3.537%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.541	3.538	3.562	3.607	3.664
WAL (yr)	13.74	6.95	6.62	6.44	6.36
MDUR (yr)	10.44	6.01	5.76	5.63	5.56
First Prin Pay	Jul06	Aug06	Nov06	Feb07	Jul07
Last Prin Pay	Mar33	Jul25	Oct21	Oct18	Jul15

Class 2-A-1 (To Call)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	8.22	0.85	0.73	0.65	0.57
MDUR (yr)	7.79	0.85	0.73	0.65	0.57
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Nov17	Dec04	Sep04	Jul04	May04

Class 2-A-1 (To Maturity)

Margin 0.120%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	8.22	0.85	0.73	0.65	0.57
MDUR (yr)	7.79	0.85	0.73	0.65	0.57
First Prin Pay	Jul03	Jul03	Jul03	Jul03	Jul03
Last Prin Pay	Nov17	Dec04	Sep04	Jul04	May04

Class 2-A-2 (To Call)

Margin 0.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	23.00	4.05	3.19	2.55	2.03
MDUR (yr)	19.68	3.94	3.13	2.52	2.01
First Prin Pay	Nov17	Dec04	Sep04	Jul04	May04
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class 2-A-2 (To Maturity)

Margin 0.300%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	32	32	32	32
WAL (yr)	23.09	4.38	3.45	2.77	2.19
MDUR (yr)	19.74	4.22	3.36	2.71	2.17
First Prin Pay	Nov17	Dec04	Sep04	Jul04	May04
Last Prin Pay	May33	Feb22	Jul18	Dec15	Apr13


Deutsche Bank

Class M-1 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	25.98	5.71	4.68	4.15	3.93
MDUR (yr)	20.92	5.43	4.50	4.03	3.82
First Prin Pay	Nov24	Jul06	Sep06	Nov06	Jan07
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-1 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	67
WAL (yr)	26.11	6.26	5.13	4.54	4.22
MDUR (yr)	21.00	5.89	4.90	4.37	4.09
First Prin Pay	Nov24	Jul06	Sep06	Nov06	Jan07
Last Prin Pay	Feb33	Nov17	Jan15	Jan13	Dec10

Class M-2 (To Call)

Margin 0.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	90	90	90	90
WAL (yr)	25.98	5.70	4.65	4.06	3.73
MDUR (yr)	20.27	5.38	4.45	3.91	3.61
First Prin Pay	Nov24	Jul06	Aug06	Oct06	Nov06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-2 (To Maturity)

Margin 0.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	93	93	93	93
WAL (yr)	26.10	6.17	5.04	4.39	3.97
MDUR (yr)	20.34	5.76	4.78	4.20	3.83
First Prin Pay	Nov24	Jul06	Aug06	Oct06	Nov06
Last Prin Pay	Dec32	Mar16	Aug13	Oct11	Jan10

Class M-3 (To Call)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.98	5.70	4.64	4.02	3.64
MDUR (yr)	19.77	5.34	4.40	3.86	3.51
First Prin Pay	Nov24	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-3 (To Maturity)

Margin 1.100%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	113	113	113	113
WAL (yr)	26.09	6.10	4.96	4.30	3.85
MDUR (yr)	19.83	5.66	4.68	4.10	3.70
First Prin Pay	Nov24	Jul06	Aug06	Sep06	Oct06
Last Prin Pay	Nov32	Jul15	Jan13	Apr11	Aug09

Class M-4 (To Call)

Margin 1.350%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	135	135	135	135
WAL (yr)	25.98	5.70	4.64	4.00	3.58
MDUR (yr)	19.17	5.29	4.37	3.81	3.44
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Sep06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-4 (To Maturity)

Margin 1.350%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	135	138	138	138	137
WAL (yr)	26.06	5.98	4.86	4.19	3.72
MDUR (yr)	19.22	5.51	4.56	3.97	3.57
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Sep06
Last Prin Pay	Sep32	May14	Feb12	Jul10	Jan09

Class M-5 (To Call)

Margin 1.750%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	175	175	175	175
WAL (yr)	25.98	5.70	4.61	3.97	3.54
MDUR (yr)	18.27	5.21	4.30	3.75	3.37
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Jan32	Mar12	May10	Jan09	Nov07

Class M-5 (To Maturity)

Margin 1.750%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	176	176	177	176
WAL (yr)	26.02	5.81	4.70	4.05	3.59
MDUR (yr)	18.29	5.30	4.37	3.81	3.42
First Prin Pay	Nov24	Jul06	Jul06	Aug06	Aug06
Last Prin Pay	Jun32	Jun13	May11	Nov09	Jul08

Class M-6 (To Call)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.91	5.54	4.48	3.85	3.42
MDUR (yr)	15.77	4.87	4.04	3.53	3.17
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Aug06
Last Prin Pay	Jan32	Feb12	Apr10	Jan09	Nov07

Class M-6 (To Maturity)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.91	5.54	4.48	3.85	3.42
MDUR (yr)	15.77	4.87	4.04	3.53	3.17
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Aug06
Last Prin Pay	Jan32	Feb12	Apr10	Jan09	Nov07


Deutsche Bank

Class B (To Call)

Margin	3.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.33	4.78	3.88	3.37	3.13
MDUR (yr)	14.75	4.23	3.51	3.09	2.89
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	May31	Sep10	Mar09	Feb08	Feb07

Class B (To Maturity)

Margin	3.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.33	4.78	3.88	3.37	3.13
MDUR (yr)	14.75	4.23	3.51	3.09	2.89
First Prin Pay	Nov24	Jul06	Jul06	Jul06	Jul06
Last Prin Pay	May31	Sep10	Mar09	Feb08	Feb07

[Available Funds Schedules and Collateral Tables to Follow]